UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02025477

NO ACT
P.E 1-28-2002
1-12072

March 20, 2002

J. Michael Carr
Chief Financial Officer-Treasurer
Pioneer Railcorp
1318 South Johanson Road
Peoria, IL 61607

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2002

Re: Pioneer Railcorp
Incoming letter dated January 28, 2002

Dear Mr. Carr:

This is in response to your letter dated January 28, 2002 concerning the shareholder proposal submitted to Pioneer by Steven Herr. We have also received a letter from the proponent dated February 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Steven Herr
2428 Dickey Road
Brodhead, WI 53520

PIONEER RAILCORP
1318 SOUTH JOHANSON ROAD • PEORIA, ILLINOIS 61607 • (309) 697-1400

January 28, 2002

U.S. Securities and Exchange Commission
450 5th Street NW, Mail Stop 4-2
Washington, DC 20549

Dear Members of the Commission:

I am writing to request approval from the Commission to exclude the included shareholder proposal from Pioneer Railcorp's 2002 proxy statement. I have included both versions of this shareholder's request and the original Company notification to the shareholder listing our objections to the proposal as originally presented.

Initially, the shareholder submitted 3 separate proposals; SEC rules allow for just one proposal. The Company notified the shareholder of this deficiency within 14 days of receiving the proposals and the shareholder returned, in a timely manner, his revised "proposal". It is the Company's opinion that the shareholder's revised proposal is still presenting all three original proposals (and more) as one proposal by simply eliminating reference to each proposal by number and now stating that all original proposals are now simply one proposal, because they are not separately identified.

It is the position of the Company that the shareholder is requesting five (5) separate actions be undertaken by the Board of Directors, all of which have been underlined and identified in the included letter. Furthermore, the shareholder is asking the Board of Directors to discontinue any contract currently enforce, which the Company cannot legally do under any state or federal law.

Finally, the proposal as originally presented and rejected by the Company clearly illustrates the presence of a personal grievance against the CEO of the Company and this shareholder's personal judgements and disapproval of what the CEO does on his own free time. This is evident by the condemning language in his argument for his third resolution. As originally presented, this shareholder would like to present in his argument to the shareholders in the proxy statement his personal opinion that the CEO is a "major embarrassment for the company, its employees, and the stockholders".

For the numerous reasons stated above we ask the Commission to permit the Company to exclude these proposals from its 2002 proxy statement. If the Commission determines the proposal must be included as presented, the Company asks for concurrence that it is not required to include the shareholders argument for the resolution because it was not included with the revised proposal.

Respectfully,

J. Michael Carr
Chief Financial Officer - Treasurer

cc: Steven Herr Pioneer Railcorp shareholder

Revised Proposal

2428 Dickey Road
Brodhead, WI 53520
(608)897-8688 (days)
January 17, 2002

Mike Carr
Chief Financial Officer and Treasurer
Pioneer Railcorp.
1318 South Johanson Road
Peoria, IL 61607

Dear Mr. Carr:

Per your letter dated January 7, 2002, I have modified the stockholder resolution as follows:

Stockholder resolution regarding Management Performance and Compensation

(1) "The Board of Directors shall not offer, extend, renew, or otherwise continue any contract for a corporate officer to perform services for the company. (2) The Board of Directors shall not offer any financial inducement to any corporate officer voluntarily retiring or resigning from the company's service.

(3) No single individual shall receive monthly gross compensation in all forms more than 1.35% of the company's gross revenue for the month. (4) Not more than one corporate officer or employee shall receive monthly gross compensation in all forms greater than 0.9% of the company's gross revenue for the month.

(5) All corporate officers and managers earning more than 0.6% of the corporation annual revenues shall provide a tabulation beginning with the half year of July 1 to December 31, 2002, and yearly thereafter, of all time spent on the company's business and time spent on outside interests of a business nature. These tallies shall be published in the annual report to stockholders, and shall broken down by hours actually worked for the company, hours of vacation, and hours spent on outside business interests."

I show a word count of 178, meeting the 500 word and one resolution requirement.

Enclosed is a letter from Ameritrade verifying that I have continuously held $2000 in market value of the common stock of the company for at least the one year period prior to the resolution.

Once you have certified this resolution, I will promptly provide a revised argument in favor of the resolution. If there are any objections, please advise.

Sincerely,

Steven Herr

Ameritrade™

January 15, 2002

Steven Herr
2428 Dickey Road
Brodhead, WI 53520

Acct #: 767-292683

Dear Mr. Herr:

Thank you for allowing me to be of assistance to you today.

This letter is to verify that Steven C. Herr of 2428 Dickey Road, Brodhead, WI 53520 has continuously held $2,000.00 in market value of common stock of Pioneer Railroad Corporation for the period of December 1, 2000 through December 31, 2001.

If we can be of further assistance, please contact Client Services at 800-669-3900.

Sincerely,

Donald DeVaughn
Ameritrade, Inc.
Client Services
Omaha, NE

Original Proposals

December 24, 2001

2428 Dickey Road
Brodhead, WI 53520

(608) 897-8688

Daniel A. LaKemper
Corporate Secretary
Pioneer Railroad Corp.
1318 S. Johanson Road
Peoria, IL 61607

As the owner of 2000 shares of Pioneer Railroad Corporation, I will offer the following three resolutions at the 2002 corporate annual meeting. I have enclosed arguments for these resolutions to be included in the notice of the annual meeting for the purpose of allowing shareholders to vote on their proxy statements.

Resolution Regarding Employment Contracts:

"The Board of Directors shall not offer, extend, renew, or otherwise continue any contract for a corporate officer to perform services for the company."

Argument for: Currently the President of the company, Guy Brenkman, enjoys an employment contract that has substantial payments included for termination and for just plain retiring. Pioneer was recently valued by an outside consultant at over $7.00 per share, but our stock has been trading at less than $1.50 per share for a long time. We have seen many takeovers in the shortline railroad industry lately, but Pioneer will not be a takeover target as long as this contract imposes such severe additional costs to a potential buyer. Our stock price has been languishing for the past five years, it is time to take steps to ease the current management out of the picture and open up the possibility of other shortline holding companies coming in to take over Pioneer.

Resolution regarding salary caps for corporate officers and employees:

"No single individual shall receive monthly gross compensation in all forms more than 1.25% of the company's average gross monthly revenue for the prior year. Not more than one corporate officer or employee shall receive monthly gross compensation in all forms greater than 0.9% of the company's average gross monthly revenue for the prior year."

Argument for: In the year 2000, Mr. Brenkman received compensation exceeding $537,000, compared with gross revenues for the company of $14,771,000. Mr. Brenkman's salary represented 3.6% of the company's revenue. This proposal would limit the maximum compensation paid to approximately $184,000. The net income after taxes improvement from this action alone would be about $200,000, a 26% improvement above the FY 2000 figures.

Mr. Brenkman's salary is, quite frankly, an obscene amount in relation to the size of the company. The proposer of this resolution has worked for twenty years in the railroad industry and related enterprises, including several years for a shortline holding company, and can assure stockholders that competent management can be obtained for the levels of salaries envisioned by this proposal.

Resolution regarding corporate officer time accountability:

"All corporate officers and management employees shall provide a yearly tabulation beginning with the second half of 2002, of all time spent on the company's business and time spent on outside interests. These tabulations, along with the compensation paid to the officers, shall be published in the annual report to stockholders."

Argument for: Over the past year, we have seen Mr. Brenkman spend a considerable amount of time zealously pursuing his interest in opening up a strip joint in the Peoria area. There have been numerous articles in the Peoria papers about his repeated efforts seeking zoning variances at different sites and most of these articles mention that

Mr. Brenkman is the President of Pioneer Railroad Corp. In short, he has become a major embarrassment for the company, its employees, and stockholders. Likewise, Mr. B. Allen Brown has several outside interests, including developing coal properties in Iowa, a fiber optic business, and a venture offering a machine to plate the ends of railroad ties among others. Stockholders should pass this resolution to receive an accounting of time spent on outside ventures, and to insure that we are receiving full time attention from the officers and managers of the company hired to do a job at Pioneer.

Mr. LaKemper, if you have any questions regarding these shareholder proposals, please feel free to contact me. Enclosed is a copy of my latest statement from my broker for the account that holds my shares of PRRR for verification of my holdings. For the purposes of meeting the requirements of Iowa law for shareholder resolutions, I do not intend to sell the shares prior to the annual meeting.

I would appreciate a letter verifying that these resolutions will be included in the proxy statement for the annual meeting.

Sincerely,

Steven Herr

Ameritrade™

PO BOX 2209
OMAHA, NE 68103-2209
800-669-3900

SIPC

Account No.
767-292683

Statement Period	Page
10/27/01-11/30/01	1-3

STEVEN HERR IRA 58593
ADVANCED CLEARING INC CUSTODIAN
2428 S DICKEY RD
BRODHEAD WI 53520-9711

ACCOUNT SUMMARY AS OF 11/30/01 CUSTOMER ACCOUNTS PROTECTED UP TO $25,000,000.

Portfolio Summary

	Current Month Value	% of Long Value
Stocks	$16,730	100.0
***Long Market Value**	**$16,730**	**100.0**
Cash Account (1) Balance	$38	
***Net Account Value**	**$16,768**	
***Total Equity**	**$16,768**	

**Excludes unpriced securities(NP)*

Money Balance Summary

Account Type	Opening Balance	Closing Balance
Cash Account (1)	$34.05	$38.05
Net Cash Balance	**$34.05**	**$38.05**
Total Money Balance	**$34.05**	**$38.05**

Income Summary

Description	Current	Year to Date
Ordinary Dividends	$4.00	$16.00
Reserve Fund Dividends	.00	43.80

[illegible]

Acct Type	Quantity	Description	Ticker Symbol	Market Price	Market Value
1	300	Ballard Power Systems Inc Com	BLDP	$28.02	$8,406
1	350	Dch Technology Inc Com	DCH	.52	182
1	100	Kansas City Southn Inds Inc Com	KSU	13.88	1,388
1	250	Manhattan Scientifics Inc. Com	MHTX	.365	91
1	500	Mechanical Technology Inc Com	MKTY	2.71	1,355
1	100	Millennium Cell Inc Com	MCEL	4.17	417
1	6,000	New York Regional Rail Corp Cm	NYRR	.058	348
1	2,000	Pioneeer Railcorp Com	PRRR	1.1	2,200
1	100	Providence & Worcester Cm	PWX	7.05	705
1	100	Railamerica Inc Com	RAIL	13	1,300

CONTINUED ON NEXT PAGE

PIONEER RAILCORP
1318 SOUTH JOHANSON ROAD • PEORIA, ILLINOIS 61607 • (309) 697-1400

January 7, 2002

Mr. Steven Herr
2428 Dickey Road
Brodhead, WI 53520

Dear Mr. Herr:

I have received your letter regarding several motions you would like placed for vote before the shareholders of Pioneer Railcorp at the 2002 Annual Meeting.

In order to be considered eligible to submit a proposal, you must have continuously held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the proposal at the meeting for a least one year by the date you submit the proposal. I do not show you as a registered holder of Pioneer Railcorp Common Stock. If you have shares held by a broker or bank ("record holder") you must submit to the Company a written statement from the record holder of your securities verifying that, at the time you submitted your proposal, you continuously held securities for at least one year. All you have provided is that you owned shares as of a certain date.

In addition, please note, each shareholder may submit no more than one proposal to a company for a particular shareholders meeting, not to exceed 500 words. As originally presented, you have submitted three proposals.

Finally, you are reminded that either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

You must address the issues and deficiencies in this letter concerning your proposal within 14 days of receipt of this letter in order for your proposal to be considered for vote by the shareholders.

Respectfully,

Mike Carr

Mike Carr
Chief Financial Officer - Treasurer

February 8, 2002

Securities and Exchange Commission
450 5th Street NW, Mail Stop 4-2
Washington, DC 20549

Dear Members of the Commission:

As a stockholder of Pioneer Railcorp, I have proposed a resolution for inclusion in this year's proxy statement, which the management of the company is requesting your approval to exclude.

I have received a copy of Pioneer's letter to you requesting the right to exclude. I will address some of their points.

> "Initially, the shareholder submitted 3 separate proposals, SEC rules allow for just one proposal"

and

> "It is the position of the Company that the shareholder is requesting (5) separate actions be undertaken by the Board of Directors...."

The revised proposal now stands as just one proposal with supporting argument within the 500 word limit. All the subject matter relates to management compensation and performance standards. This is no different than many resolutions proposed by the management of publicly traded companies where the management compensation is tied to stock performance, revenue, return on investment or other indicators, and the expectations required from management are laid out.

> "Furthermore, the shareholder is asking the Board of Directors to discontinue any contract currently enforce [sic], which the Company cannot legally do under any state or federal law."

Perhaps this is an interpretation problem of the language I wrote. I have no intention of requiring the company to break a contract currently in force. The phrase in the proposal of "...or otherwise continue..." was intended to deter any scheme or underhanded method of extending or renewing the contract(s) currently in effect. I would suggest a slight revision to the language for clarity's sake, such as changing the first sentence of the first paragraph to "The Board of Directors shall not offer, initiate, extend, renew, or take other action that effectively extends or renews, any contract for a corporate officer to perform services for the company." This should satisfy their objection.

> "Finally, the proposal as originally presented and rejected by the Company clearly illustrates the presence of a personal grievance against the CEO of the Company and this shareholder's personal judgements and disapproval of what the CEO does

> on his own free time. This is evident by the condemning language in his argument for his third resolution"

This is rather argumentative by the Company. I specifically mention two different managers that I have some evidence of outside interests consuming their time, I would name others if I had the evidence for them. If the company wishes to describe the outside interests of other managers that would be subject to this rule, I would gladly include that in the argument, and thus it would be quite evident that this is not personal. Providing such examples in the argument for the resolution gives shareholders a clearer picture of what's going on.

If the company perceives the language to be "condemning", so be it. I'm sure the language of many supporting statements for stockholder proposals related to the environment or racial equity in South Africa had statements that could be considered 'condemning' by those who feel their position is being attacked. I'm no prude, but I believe the statement "He is a major embarrassment to the company, the employees, and the stockholders." is basically a factual statement under today's societal norms. If the company wishes to present counter arguments that the CEO's activities towards opening a strip club are not an embarrassment to the company, stockholders, and employees, they are free to do so in their arguments against the resolution.

> "If the Commission determines the proposal must be included as presented, the company asks for concurrence that it is not required to include the shareholders argument for the resolution because it was not included with the revised proposal".

At the time I put together the revised proposal, I was preparing to leave for an extended business trip to New Mexico and other points west. I expected management to challenge the resolution, and expecting that possibility some changes would be made, so I planned to prepare the argument for based on the resolution's final form in the event any changes were negotiated to the resolution

The company's January 7th reply to my original proposal, (which they apparently did not furnish to the SEC, a copy is attached hereto) mistakenly says the **proposal** must not exceed 500 words. It states I must "...address the issues and deficiencies in this letter..." within 14 days. I addressed the issues in that letter, ie, making it into one proposal. Their letter did not point out any deficiencies relating to the argument in favor, but it is now evident to me after reading §240.14a-8 (d) that the proposal and supporting statement taken together cannot exceed 500 words. I am advising the company management by certified mail, return receipt requested (copy of letter mailed this same day enclosed).. Since they management wants the arguments now, I am offering the original arguments, with some editing to meet the 500 word count limit.

Obviously, there is still a substantial amount of time for them to dispute the arguments in favor of the resolution if they choose to do so, so the Commission should require the argument for to be published in the proxy statement.

Overall, I find management's letter generally failing to provide a legal basis or supporting arguments as required by of §240.14a-8 (j)(2)(ii) and has not met the burden of proof requirement of §240.14a-8 (g) to exclude the proposed resolution.

Therefore, I ask the Commission to deny the exclusion and require the revised resolution with the change in language regarding the contract issue described above be included in the proxy statement with the supporting argument.

Sincerely,

Steven Herr

cc: Mike Carr, Pioneer Railcorp

February 8, 2002

Mike Carr
Chief Financial Officer and Treasurer
Pioneer Railcorp.
1318 South Johanson Road
Peoria, IL 61607

Dear Mr. Carr:

Attached is a letter I sent to the SEC today commenting on management's request to exclude the resolution and supporting arguments. In that letter, the Company expressed the opinion that the resolution would require the company to break contracts. As I explained in my response to the SEC, that was not my intent at all. Therefore, for clarification I have suggested to the SEC a change in the wording so the resolution would read as follows:

Stockholder resolution regarding Management Performance and Compensation:

> " The Board of Directors shall not offer, initiate, extend, renew, or take other action that effectively extends or renews, any contract for a corporate officer to perform services for the company. The Board of Directors shall not offer any financial inducement to any corporate officer voluntarily retiring or resigning from the company's service.
>
> No single individual shall receive monthly gross compensation in all forms more than 1.35% of the company's gross revenue for the month. Not more than one corporate officer or employee shall receive monthly gross compensation in all forms greater than 0.9% of the company's gross revenue for the month.
>
> All corporate officers and managers earning more than 0.6% of the corporation annual revenues shall provide a tabulation beginning with the half year of July 1 to December 31, 2002, and yearly thereafter, of all time spent on the company's business and time spent on outside interests of a business nature. These tallies shall be published in the annual report to stockholders, and shall broken down by hours actually worked for the company, hours of vacation, and hours spent on outside business interests."

The revised language, including caption has a word count of 193.

In response to the company's request to exclude the argument in favor, I told the SEC that I would go with the original argument, since apparently the company would object to any new language. Therefore, I have asked the SEC to require inclusion of the original language, consolidated together and edited to meet the word count limit, viz:

Argument in favor of the resolution:

The President of Pioneer, Guy Brenkman, enjoys an employment contract including payments for termination and ordinary retirements. Pioneer, recently valued by an outside consultant at over $7.00 per share, has traded below $1.50 for a long time. We have seen many takeovers in the shortline industry lately, but Pioneer will not be a target with this contract imposing severe additional costs on potential buyers. Our stock has languished for five years, it is time to take steps to ease the current management out of the picture and open up the possibility of other shortline companies taking over Pioneer.

In the year 2000, Mr. Brenkman's compensation exceeded $537,000, compared with company revenue of $14,771,000. Mr. Brenkman's salary represented 3.6% of revenue. This proposal would limit the maximum compensation to approximately $184,000. The net after atx income would increase $200,000, a 26% improvement above FY 2000.

Mr. Brenkman's salary is obscene relative to the size of Pioneer. The proposer worked for twenty years in the railroad industry and related enterprises, including several years with a shortline company, and assures stockholders that competent management can be obtained for the salary level envisioned here.

Over the past year, Mr. Brenkman spent considerable time zealously pursuing his interest in opening up a strip joint near Peoria. Numerous articles appeared in local newspapers about his repeated efforts seeking zoning variances at different sites; most articles mention that Mr. Brenkman is President of Pioneer.. He is an embarrassment to the company, employees, and stockholders. Likewise, Allen Brown has several outside interests, including coal properties, a fiber optic business, and a venture offering a machine to plate tie ends.

Pass this resolution to receive a full accounting of the time spent on company business, and insure that we receive full time attention from reasonably paid management of Pioneer."

My word processing program shows a word count, including caption, of 306 for the argument. Therefore, the total word count is 499, and does not exceed 500.

I hope this addresses your concerns.

Sincerely,

Steven Herr

Cc: SEC

PIONEER RAILCORP

1318 SOUTH JOHANSON ROAD • PEORIA, ILLINOIS 61607 • (309) 69?-1400

January 7, 2002

Mr. Steven Herr
2428 Dickey Road
Brodhead, WI 53520

Dear Mr. Herr:

I have received your letter regarding several motions you would like placed for vote before the shareholders of Pioneer Railcorp at the 2002 Annual Meeting.

In order to be considered eligible to submit a proposal, you must have continuously held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the proposal at the meeting for a least one year by the date you submit the proposal. I do not show you as a registered holder of Pioneer Railcorp Common Stock. If you have shares held by a broker or bank ("record holder") you must submit to the Company a written statement from the record holder of your securities verifying that, at the time you submitted your proposal, you <u>continuously held securities for at least one year</u>. All you have provided is that you owned shares as of a certain date.

In addition, please note, each shareholder may submit no more than <u>one</u> proposal to a company for a particular shareholders meeting, not to exceed 500 words. As originally presented, you have submitted three proposals.

Finally, you are reminded that either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

You must address the issues and deficiencies in this letter concerning your proposal within 14 days of receipt of this letter in order for your proposal to be considered for vote by the shareholders.

Respectfully,

Mike Carr

Mike Carr
Chief Financial Officer - Treasurer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pioneer Railcorp
Incoming letter dated January 28, 2002

The proposals relate to officer contracts and severance payments, employee compensation, and tabulation of time spent by management on company business and outside interests.

There appears to be some basis for your view that Pioneer may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Pioneer omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pioneer relies.

Sincerely,

Keir D. Gumbs
Special Counsel